Exhibit 99.1

JUST ENERGY GROUP INC. (THE “CORPORATION”)

Annual and Special Meeting of the holder(s) of Common Shares of the Corporation.

June 26, 2014

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

	General and Special Business	Outcome of Vote by Proxy
1.	The election of the nine nominees as directors of the Corporation for the ensuing year:	Carried: (all directors elected)
John A. Brussa	For: 39,664,142	Withheld: 11,528,163
R. Scott Gahn	For: 45,603,880	Withheld: 5,588,425
Gordon D. Giffin	For: 41,304,521	Withheld: 9,887,784
Michael J.L. Kirby	For: 49,798,211	Withheld: 1,394,094
Rebecca MacDonald	For: 49,768,690	Withheld: 1,423,615
Brett A. Perlman	For: 49,308,082	Withheld: 1,884,223
Hugh D. Segal	For: 49,826,259	Withheld: 1,366,046
George Sladoje	For: 50,041,782	Withheld: 1,150,522
William F. Weld	For: 49,295,487	Withheld: 1,896,818
2.	The appointment of Ernst & Young LLP, Chartered Accountants, as Auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration in that capacity.	Carried For: 58,094,692 Withheld: 382,575
3.	Approval of an ordinary resolution approving the Corporation’s approach to Executive Compensation as more fully described in the Information Circular.	Carried For: 47,801,186 and 93.38% Against: 3,391,113 and 6.62%